[HECKMANN LETTERHEAD]

December 8, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention:      H. Roger Schwall

Re:	Heckmann Corporation
Registration Statement on Form S-4
Filed October 14, 2011
File No. 333-177343

Dear Mr. Schwall:

On behalf of Heckmann Corporation (the “Company”), I am pleased to respond as follows to the comment letter, dated November 10, 2011 (the “Comment Letter”), received by us from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), relating to the above-captioned Registration Statement on Form S-4 (the “Registration Statement”).

This letter is being submitted in response to the Comment Letter. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement filed on the date hereof (“Amendment No. 1”), a copy of which has been marked to show changes from the original Registration Statement. For your convenience, I have enclosed with this letter a clean copy of Amendment No. 1 and a copy of Amendment No. 1 marked to show changes from the Registration Statement as filed with the SEC on October 14, 2011.

Shown below are specific responses to the numbered paragraphs contained in the Comment Letter (with such responses numbered to reflect the comment letter paragraph it is responsive to). For your convenience, I have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Incorporation by Reference, page iv

1.	Please update this section to specifically incorporate by reference all reports filed pursuant to Section 13(a) of the Exchange Act since the end of your last fiscal year. See Item 11 of Form S-4.

Response: The Company has revised the Incorporation by Reference-section in accordance with the Staff’s comment.

Item 22. Undertakings, page II-1

2.	Please include all of the undertakings required by Item 22 of Form S-4. For example, and without limitation, please provide the undertaking required by Item 512(h) of Regulation S-K.

Response: The Company has revised the undertakings in accordance with the Staff’s comment.

Exhibit 5.1

3.	Please obtain and file a revised opinion that does not include any implication that investors are not entitled to rely on the opinion. In that regard, we note that your outside counsel qualified its opinion by rendering it “solely to you.” See Staff Legal Bulletin No. 19 (CF), October 14, 2011, at Section II.B.3.d.

Response: The Company has obtained a revised opinion from its counsel in accordance with the Staff’s comment, which has been filed as Exhibit 5.1 to Amendment No. 1.

Closing Comments

In response to the Staff’s request, the Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding this letter, the Amendment, or any related matters, please do not hesitate to contact me at (412) 329-7275.

Very truly yours,

/s/ Damian C. Georgino
Damian C. Georgino Executive Vice President, Corporate Development and Chief Legal Officer

cc:	James J. Barnes
Eulalia M. Mack
Nicholas A. Bonarrigo
(Reed Smith LLP)

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